

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 13, 2006

Mr. Terry J. McClain
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215

      RE: Valmont Industries, Inc.
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 14, 2006
              File # 1-31429

Dear Mr. McClain:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.
      .

                      Sincerely,

                      John Cash
                      Accounting Branch Chief
                      Senior Assistant Chief Accountant